FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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 EXHIBITS

Exhibit 1	Press release dated February 26, 2003.

TransAlta announces intention to continue purchasing shares

CALGARY, Alberta (Feb. 26, 2003) - TransAlta Corporation announced today it has received regulatory approval for a normal course issuer bid program for the fourth consecutive year. The approval is to purchase for cancellation up to three million of its common shares. The shares represent approximately 1.8 per cent of TransAlta's issued and outstanding common shares.

The program will begin on Feb. 28, 2003. It will end Feb. 27, 2004 or when TransAlta completes the purchase of three million shares for cancellation, whichever is earlier. Purchases will be made on the open market through the Toronto Stock Exchange at the market price of such shares at the time of acquisition. TransAlta may also issue put options to facilitate the purchase of common shares pursuant to the normal course issuer bid program.

Consistent with prior years, TransAlta will generally use the normal course issuer bid to offset any dilution that may occur as a result of the issuance of common shares pursuant to various employee, director and officer compensation programs. In the past 12 months, TransAlta has purchased for cancellation 1,766,700 of its common shares at an average price of $20.31 through the previous year's normal course issuer bid.

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 9,000 megawatts of capacity either in operation or under construction. As one of North America's lowest-cost operators, TransAlta's growth is focused on developing coal- and gas-fired generation in Canada, the U.S., and Mexico. TransAlta's Web site is www.transalta.com.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation.  These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements.  Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Nadine Walz

Daniel J. Pigeon

Media Relations Specialist

Director, Investor Relations

Phone:  (403) 267-3655

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  media_relations@transalta.com

E-mail:  investor_relations@transalta.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: February 26, 2003